November 14, 2014

Via EDGAR Transmission

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Request for Acceleration of Effectiveness of Seventy Seven Energy Inc.’s Registration Statement on Form S-4 (File No. 333-199035) initially filed on September 30, 2014

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Seventy Seven Energy Inc. (the “Company”) hereby requests that the effectiveness of its Registration Statement on Form S-4 (File No. 333-199035) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on November 18, 2014, at 4:00 p.m. Eastern time, or as soon thereafter as practicable.

In connection with making this request, the Company acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature on following page]

Very truly yours,

SEVENTY SEVEN ENERGY INC.

By:	/s/ Cary D. Baetz
Cary D. Baetz
Chief Financial Officer and Treasurer

cc:	David Treadwell
Seventy Seven Energy Inc.

Hillary H. Holmes
Baker Botts L.L.P.

Signature Page to Acceleration Request